Exhibit 3.2

AMENDMENT NO. 2 TO

CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS OF

THE SERIES C CONVERTIBLE PREFERRED STOCK OF

OUR BOND, INC.

PURSUANT TO SECTION 78.1955 OF THE

NEVADA REVISED STATUTES

I, Doron Kempel, hereby certify that I am the Chief Executive Officer of Our Bond, Inc. (the “Company”), a corporation incorporated and existing under Chapter 78 of the Nevada Revised Statutes (the “NRS”) and further do hereby certify that:

1. Pursuant to the authority expressly conferred upon the Board of Directors of the Company (the “Board”) by the Company’s Articles of Incorporation, as amended (the “Articles of Incorporation”), on September 16, 2025 the Company filed the Certificate of Designations, Preferences and Rights of the Series C Convertible Preferred Stock of the Company with the Nevada Secretary of State.

2. On May 14, 2026, pursuant to the authority expressly conferred upon the Board by the Articles of Incorporation, the Company filed Amendment No. 1 to the Certificate of Designations, Preferences and Rights of the Series C Convertible Preferred Stock of the Company with the Nevada Secretary of State.

3. On June 11, 2026, the Board of Directors of the Company and the requisite shareholders of the Company’s Series C Convertible Preferred Stock duly adopted and approved the following resolutions adopting this Amendment No. 2 to the Certificate of Designations, Preferences and Rights of the Series C Convertible Preferred Stock:

RESOLVED, that the Certificate of Designations, Preferences and Rights of the Series C Convertible Preferred Stock is hereby amended as follows:

1. Section 12(c) is hereby amended to read, in its entirety, as follows:

“(c) Redemption Upon Subsequent Financing. At any time, any Holder may require the Company to redeem (a “Financing Redemption”) Preferred Shares held by such Holder at a purchase price equal to 100% of the Conversion Amount of such Preferred Shares (the “Financing Redemption Price”) from the proceeds of any new issuance of public or private equity or debt securities (including, for the avoidance of doubt, proceeds from any equity line of credit or committed equity financing facility), or from the proceeds of any exercise of existing warrants of the Company, by delivery of written notice thereof (the “Financing Redemption Notice”) to the Company. The amount of such redemption shall be: (i) an amount equal to twenty-five percent (25%) of the net proceeds received by the Company (or any of its Subsidiaries) until such time as the cumulative total of all net proceeds received is equal to or less than $10,000,000; and (ii) thirty-five percent (35%) of the net proceeds received by the Company (or any of its Subsidiaries) thereafter. The Financing Redemption Notice shall state the date the Company is required to pay to such Holder such Financing Redemption Price (the “Financing Redemption Date”), which date shall be no earlier than ten (10) Business Days following the date of delivery of such Mandatory Redemption Notice. Such redemption obligation shall apply only if the VWAP of the Common Stock for at least five (5) consecutive Trading Days immediately prior to the Holder’s redemption request is less than the Conversion Price then in effect. Redemptions required by this section 12(c) shall be made in accordance with the provisions of Section 12.”

2. All other provisions of the Certificate of Designations, Preferences and Rights of the Series C Convertible Preferred Stock not modified hereby shall remain in full force and effect as set forth therein.

* * * * *

IN WITNESS WHEREOF, the Company has caused this Amendment No. 2 to the Certificate of Designations of Series C Convertible Preferred Stock of Our Bond, Inc. to be signed by its Chief Executive Officer on this 11th day of June 2026.

Our Bond, Inc.

By:	/s/ Doron Kempel
Name:	Doron Kempel
Title:	Chief Executive Officer